UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2020

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from ______to______

Commission file Number: 0-13888

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chemung Financial Corporation
One Chemung Canal Plaza, P.O. Box 1522
Elmira, New York 14901
(607) 737-3711

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Chemung Canal Trust Company
Profit Sharing, Savings, and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets Held for Investment Purposes at End of Year - December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

Elmira, New York
June 25, 2021

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Investments at fair value	$48,802,758	$44,309,352
Dividend and interest receivable	126,557	40,080
Non-interest bearing cash	6,542	7,630
Net assets available for benefits	$48,935,857	$44,357,062

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2020	2019
Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,504,641	$1,595,317
Net appreciation in fair value of investments	2,806,465	5,736,780
Other income	24	2,120
	4,311,130	7,334,217

Contributions:
Employer	1,305,359	1,213,553
Participant	1,939,604	1,742,416
Rollover	1,295,208	247,588
	4,540,171	3,203,557
Total additions	8,851,301	10,537,774

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	4,272,506	3,512,184
Total deductions	4,272,506	3,512,184

Net increase in net assets available for benefits	4,578,795	7,025,590

Net assets available for benefits at beginning of year	44,357,062	37,331,472

Net assets available for benefits at end of year	$48,935,857	$44,357,062

The accompanying notes are an integral part of the financial statements.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020 AND 2019

(1)DESCRIPTION OF PLAN
The Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Chemung Canal Trust Company (the “Bank”, the "Plan Sponsor", and the "Plan Administrator"), a wholly-owned bank subsidiary of Chemung Financial Corporation (“Corporation”). The Corporation is a $2.3 billion financial services holding company headquartered in Elmira, New York and operates 31 retail offices through its principal subsidiary, the Bank, a full-service community bank with trust powers. Established in 1833, the Bank is the oldest locally-owned and managed community bank in the State of New York. Chemung Financial Corporation is also the parent of CFS Group, Inc., a financial services subsidiary offering non-traditional services including mutual funds, annuities, brokerage services, tax preparation services and insurance, and Chemung Risk Management, Inc., a Nevada-based captive insurance company which insures against certain risks unique to the Corporation and its subsidiaries and for which insurance may not be currently available or economically feasible in today's insurance marketplace.

The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan allows eligible employees (the “Participants”) of the Bank and CFS Group, Inc. (collectively, the “Employer”) to contribute a portion of their compensation on a pre-tax or post-tax basis, into an individual account for the purpose of providing retirement benefits to the Participant at retirement or termination of employment. The Employer may also make contributions to each Participant’s individual account (as described below) pursuant to the provisions of the Plan. All contributions to the Plan are held in a tax-exempt trust established under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Plan is a tax-qualified Plan under Section 401(a) of the Code. The Plan qualifies as a safe harbor plan as described in the Code Sections 401(k) (12) and 401(m) (11).

The Plan is administered by the Plan Administrator, who is appointed by the Board of Directors of the Bank. The Plan complies with the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not designed to comply with Section 404(c) of ERISA and the related regulations.

ELIGIBILITY
Employees are eligible to enroll and make voluntary contributions to the Plan as of their first day of employment, if they are not classified as leased or seasonal employees. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate, with respect to their voluntary contributions, unless they file an election form with the Plan Administrator indicating a different rate of contribution. Unless they make another investment election, Participant contributions are invested in the Plan’s qualified default investment fund.

Participants who are not currently contributing to the Plan, or are making contributions at a percentage less than 3% will have their contribution increased to 3% at the beginning of the year, unless they file a change with the Plan Administrator annually. Participants who are contributing between 3% and 5% based on their most recent election will have their contribution increased by 1% each year until a 6% contribution rate is reached, unless they file a change with the Plan Administrator annually.

CONTRIBUTIONS

Participant Contributions
The Plan allows Participants to defer a percentage of their eligible compensation each pay period on a pre-tax or post-tax basis, through payroll, subject to certain legal limitations. Eligible compensation includes all income earned by the Participant (e.g., salary, wages, bonus, commissions, special pay). The value of restricted stock that is reported as income when vested and the dividends paid on these shares are excluded from eligible compensation.

Employer Matching Contributions
Each pay period, the Bank contributes a match equal to 50% of the Participant's elective deferrals up to a maximum of 6% of eligible compensation. There is no hours of service requirement to receive matching contributions.

Employer Discretionary Contributions
Participants hired prior to July 1, 2010 may receive an additional annual contribution at the discretion of the Board of Directors of the Bank. Participants receive a pro-rata portion of the contribution equal to the ratio of each eligible Participant’s compensation to the compensation of all eligible Participants, if they complete 1,000 hours of service during the plan year and are employed on December 31st of the plan year.

Employer Non-Discretionary Contributions
The Bank contributes a non-discretionary 3% of eligible compensation for each Participant, regardless of the Participant’s deferral. There is no hours of service requirement to receive non-discretionary contributions.

Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers and conduit individual retirement accounts. After-tax rollovers are not accepted by the Plan. Rollover contributions are 100% vested at the time of the contribution.

Dividend Election
The Plan has been designated as a non-leveraged employee stock ownership plan in accordance with the Code and ERISA. As such, a Participant may elect to have any dividends attributable to Chemung Financial Corporation common stock paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the Chemung Financial Corporation Common Stock Fund.

Vesting
Participants are immediately vested in their voluntary contributions, rollover contributions, employer matching contributions, and employer discretionary and non-discretionary contributions. A five-year graded vesting schedule (20% per year of service) is applied to employer non-discretionary contributions for plan years prior to 2017. A year of service is credited upon the completion of 1,000 hours of service during the plan year.

Forfeited Accounts
Employer non-discretionary contributions that are forfeited can be used to reduce a future employer contribution that would otherwise be paid directly by the employer. During the years ended December 31, 2020 and 2019, $7,630 and $32,042, respectively, of forfeited non-vested accounts were used to reduce employer contributions.

DISTRIBUTIONS

Withdrawal of Contributions
Upon termination of service, the Participant’s account is either, as elected by the Participant, maintained in the Plan, directly rolled over into a qualified retirement plan or individual retirement account in the Participant’s name, or paid to the Participant in a lump sum or installment payments.

Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary, if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.

VOTING RIGHTS
The Corporation’s common stock held in the Chemung Financial Corporation Common Stock Fund is voted by the Trustee at the Corporation’s stockholder meetings in accordance with the confidential instructions of the Participants whose accounts are invested in the common stock. All shares of the Corporation’s common stock for which the Trustee receives voting instructions from Participants to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Corporation’s common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to participants’ accounts for which it has received voting instructions from Participants.

ADMINISTRATIVE EXPENSES
All administrative expenses of the Plan are paid by the Bank.

(2)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting and financial statements of the Plan conform to accounting principles generally accepted in the United States of America (“GAAP”).

USE OF ESTIMATES
The preparation of financial statements in conformity with GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts in the Statements of Net Assets Available for Benefits and disclosures at the date of the financial statements and the reported amounts of additions and deductions in the Statements of Changes in Net Assets Available for Benefits. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan provides for various investment options consisting of Chemung Financial Corporation common stock, Chemung Canal Trust Company common trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate fluctuations, market conditions, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in valuations in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Plan participants who are invested in the Chemung Financial Corporation Stock Fund are exposed to market risk in the event of a significant decline in the value of Chemung Financial Corporation common stock.

INVESTMENT VALUATION
The Trustee holds the Plan’s investments and executes transactions therein. The investments of the Plan are reported at fair value. Please see Note 3 for a description of the valuation methodologies for assets measured at fair value.

The methods described in Note 3 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no methodology changes for valuing investments in the current year.

INVESTMENT TRANSACTIONS AND INVESTMENT INCOME
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Other investment income is recorded as earned on an accrual basis.

NET APPRECIATION (DEPRECIATION) OF INVESTMENTS
The net appreciation (depreciation) in the fair value of plan investments presented in the Statements of Changes in Net Assets Available for Benefits consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

PARTICIPANT WITHDRAWALS
Participant withdrawals are recorded when paid.

SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and determined no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

(3)FAIR VALUE MEASUREMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1:    Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:    Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:    Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Plan used the following methods and significant assumptions to estimate fair value:

Chemung Financial Corporation Common Stock
Chemung Financial Corporation common stock is classified within Level 1 of the valuation hierarchy and is valued at the closing price reported on the Nasdaq Stock Market.

Common Trust Funds
Common trust funds were valued at the net asset value of the shares held by the Plan, which represents their fair value. While the underlying assets are actively traded, the funds are not. There were no unfunded commitments for the common trust funds as of December 31, 2019. There was no waiting period or other restrictions on redemptions from the common trust funds. The following are descriptions of the common trust funds:

Core Growth Fund
This fund invests primarily in large-cap domestic companies. These companies are selected based on leadership positions in their respective industries and because they have shown the ability to grow both revenue and earnings over an extended period. The fund will be fully invested in equities in most market conditions. Management of the fund seeks growth primarily of principal.  Income is not a consideration in selecting investments for this fund.

Growth and Income Fund
This fund is an income oriented equity fund. Growth of the principal and income are twin objectives of the fund. All equities will pay a dividend. In order to preserve capital in volatile markets up to 30% of this fund can be invested in investment grade bonds.

Mutual Funds
Mutual funds are classified within Level 1 of the valuation hierarchy and are valued at the net asset value of the shares held by the Plan and generally are based on the fair value of the underlying assets.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets at fair value, as of December 31, 2020 and 2019:

	Level 1	Level 2	Level 3	Total
December 31, 2020
Investments at fair value:
Chemung Financial Corporation common stock	$4,674,847	$—	$—	$4,674,847
Mutual funds	44,127,911	—	—	44,127,911
Total investments at fair value	$48,802,758	$—	$0	$48,802,758

	Level 1	Level 2	Level 3	Total
December 31, 2019
Investments at fair value:
Chemung Financial Corporation common stock	$6,617,080	$—	$—	$6,617,080
Mutual funds	33,944,830	—	—	33,944,830

Investments measured at net asset value:
Common trust funds	—	—	—	3,747,442
Total investments at fair value	$40,561,910	$—	$—	$44,309,352

(4)PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan’s Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, or partial termination as defined under ERISA, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the plan document.

(5) TRANSACTIONS WITH PARTIES-IN-INTEREST

The Bank is the Plan’s Sponsor and acts as trustee for the Plan’s assets. In addition, the Plan invested in common trust funds managed by the Bank (representing approximately 8.5% of net assets at December 31, 2019), and Chemung Financial Corporation common stock (representing approximately 9.6% and 14.9% of net assets at December 31, 2020 and 2019, respectively). The expenses of administering the Plan are paid by the Bank and are not charged to the Plan.

(6) FINANCIAL IMPACT OF COVID-19 OUTBREAK

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency stemming from a new strain of coronavirus that was spreading globally (the "COVID-19 outbreak"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally, triggering volatility in financial markets and a significant negative impact on the global economy. This heightened market risk and volatility associated with the pandemic, could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Because of the uncertainty of the markets during this time and due to the fact that the COVID-19 outbreak continues to evolve as of the date of this report, Plan management is unable to estimate the total impact the pandemic will have.

In addition, the Plan adopted certain features in Federal regulations of the Coronavirus Aid, Relief, and Economic Security Act for qualifying participants including COVID-19 distribution options of up to $100,000, and elimination of 2020 Required Minimum Distributions for those participants who meet certain qualifications.

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE

CHEMUNG CANAL TRUST COMPANY
PROFIT SHARING, SAVINGS AND INVESTMENT PLAN
EIN: 16-0380815
PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2020

(a)	(b)	(c)		(d)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current value

*	Chemung Financial Corporation	137,698	shares	$4,674,847

	Mutual funds:
	American Beacon Small Cp Val Inst	6,614	shares	165,935
	Blackrock Equity Dividend Instl Fund	120,567	shares	2,445,092
	Blackrock Core Bond Portfolio	36,305	shares	367,765
	Dodge & Cox Stock Fund	31,781	shares	6,119,663
	Dodge & Cox Income Fund	30,338	shares	444,445
	Federated Hermes Total Return	148,628	shares	1,719,624
	Federated Hermes Government Obligation	1,528,275	shares	1,528,275
	Fidelity International Index - Inst	46,566	shares	2,123,874
	Invesco Oppenheimer Developing Markets Fund	4,546	shares	243,036
	JPMorgan Emerging Market Equity-R6	1,651	shares	72,684
	Legg Mason Clearbridge Small Cap Growth I Fund	37,414	shares	1,895,382
	Loomis Sayles Bond Instl Fund	60,722	shares	824,602
	T. Rowe Price Retirement 2020	6,353	shares	144,538
	T. Rowe Price Retirement 2030	106	shares	3,015
	T. Rowe Price Retirement 2050	736	shares	13,083
	T. Rowe Price Retirement 2045	102	shares	2,152
	T. Rowe Price Retirement 2035	54,194	shares	1,151,081
	T. Rowe Price Retirement 2025	3,019	shares	58,469
	T. Rowe Price Growth Stock Fund	6,889	shares	668,060
	T. Rowe Price Blue Chip Growth I Fund	33,262	shares	5,518,156
	Vanguard Dividend Growth Fund	34,075	shares	1,132,649
	Vanguard International Growth Fund	9,370	shares	1,501,940
	Vanguard Mid Cap Index Admiral Fund	1,837	shares	470,907
	Vanguard Extended Market Index Admiral Fund	21,547	shares	2,688,050
	Vanguard 500 Index Admiral Fund	23,270	shares	8,064,564
	Vanguard Total Bond Market Index Admiral Fund	143,232	shares	1,664,361
	Vanguard High Yield Corp-Admiral Fund	32,504	shares	194,372
	Vanguard Intermediate-Term Treasury - Admiral Fund	17,838	shares	208,702
	Vanguard Short-Term Investment-Grade Admiral Fund	210,700	shares	2,324,021
	Western Asset Core Bond Fund	27,024	shares	369,414

	Total investments			$48,802,758

*Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS AND INVESTMENT PLAN

Date: June 25, 2021	By:	/s/ Pamela D. Burns
Plan Administrator
Chemung Canal Trust Company Profit Sharing, Savings and Investment Plan

Date: June 25, 2021	By:	/s/ Karl F. Krebs
Chief Financial Officer
Chemung Canal Trust Company

EXHIBIT INDEX

The following exhibits are either filed with this Form 11-K or are incorporated herein by reference. The Corporation’s Securities Exchange Act File number is 000-13888

Exhibit Number	Description

23.1	Consent of Mengel, Metzger, Barr & Co. LLP